

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 27, 2009

Willem Fuchter
Chief Executive Officer
Constitution Mining Corp.
Pasaje Mártir Olaya 129, Oficina 1203
Centro Empresarial José Pardo Torre A
Miraflores, Lima
Perú

> **Re:** **Constitution Mining Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed August 20, 2009**
> **File No. 000-49725**

Dear Mr. Fuchter:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile (414) 978-8918</u>
         Chad J. Wiener, Esq.
         Quarles & Brady LLP